UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 3)
Pointer Telocation Ltd.
(Name of Issuer)
Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)
Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 6 Pages)

CUSIP No. M7946T104	13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS: Yudith Yovel Recanati I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 390,770
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 390,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 390,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.90%(1)
14	TYPE OF REPORTING PERSON: IN

(1)   Based on a number of 7,975,509 Ordinary Shares outstanding, as advised by the Company.

CUSIP No. M7946T104	13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS: Gandyr Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 390,770
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 390,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 390,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.90% (1)
14	TYPE OF REPORTING PERSON: CO

(1)   Based on a number of 7,975,509 Ordinary Shares outstanding, as advised by the Company

CUSIP No. M7946T104	13D/A	Page 4 of 6

1	NAMES OF REPORTING PERSONS: Gandyr Israel Financial Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 390,770
	8	SHARED VOTING POWER: 390,770
	9	SOLE DISPOSITIVE POWER: 390,770
	10	SHARED DISPOSITIVE POWER: 390,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 390,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.9% (1)
14	TYPE OF REPORTING PERSON: CO

(1)   Based on a number of 7,975,509 Ordinary Shares outstanding, as advised by the Company.

This Amendment No. 3 to Schedule 13D is being filed on behalf of Yudith Yovel Recanati, Gandyr Investments Ltd. ("Gandyr Investments") and Gandyr Israel Financial Holdings Ltd. ("Gandyr Holdings, and together with Yudith Yovel Recanati and Gandyr Investments, the "Reporting Persons"), relating to ordinary shares (the "Ordinary Shares") of Pointer Telocation Ltd., a corporation existing under the laws of Israel ("Pointer"). The original statement on Schedule 13D is hereby amended and supplement as follows:

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follow:

(a) (b)  Gandyr Investments is the beneficial owner of 390,770 Ordinary Shares of the Issuer,  constituting 4.9% of the issued share capital of the Issuer. Gandyr Investments is the sole shareholder of Gandyr Holdings. Mrs. Yudith Yovel Recanati is the sole shareholder and sole director of Gandyr Investments and is the sole director of Gandyr Holdings and is the beneficial owner of 390,770 Ordinary Shares of the Issuer, through Gandyr Holdings.

(c) Following are the dates of sale of Ordinary Shares by the Reporting Persons since the last report on Schedule 13D/A filed on November 15, 2016:

Date	Number of Shares	SoldSelling Price
March 3, 2017	2,970	$9.5
March 3, 2017	50	$9.55
May 22, 2017	400,000	NIS 36.19

(d)          Not applicable.

(e)          Not applicable.

Item 7.          Materials to be Filed as Exhibits.

Exhibit 1:      Joint Filing Agreement filed with original statement on Schedule 13D, on January 23, 2014, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2017

GANDYR INVESTMENTS LTD.

By:  /s/ Jonathan Irroni
Name: Jonathan Irroni
Title:    Manager

Dated: May 23, 2017

GANDYR ISRAEL FINANCE HOLDINGS LTD.

By:  /s/ Jonathan Irroni
Name: Jonathan Irroni
Title:    Manager

Dated:  May 23, 2017